

SIMS
CAPITAL MANAGEMENT

October 5, 2016

PERSONAL AND CONFIDENTIAL

Board of Directors
Full Circle Capital Corporation ("Fund" or "FULL")
102 Greenwich Avenue, 2nd Floor
Greenwich, CT 06830

Gentlemen:

The impending disaster that we predicted for Avanti Communications PLC ("Avanti") has come to pass. On October 1, 2016, Avanti was required to pay $32.25 Million in interest in cash on its $645 Million of outstanding 10% senior debt ("Senior Debt"). Although Avanti tried to persuade the holders of the Senior Debt to accept additional Senior Debt instead of cash, that proposal required approval by at least 90% of the holders of the Senior Debt to avoid a default. As far as we've been able to determine from publicly-available information, Avanti failed in this effort and the Senior Debt is now in default.

This Avanti mess has become FULL shareholders' problem. MAST Capital Management and its controlled funds ("MAST") propose to contribute $54.6 Million of impaired Avanti Senior Debt to GECC (the fund that survives the Proposed Merger). This Avanti Senior Debt represents 61% of the total $90 Million of assets that MAST proposes to contribute.

MAST, together with unaffiliated Solus Alternative Asset Management ("Solus"), own a combined 60% ($387 Million face amount) of this Senior Debt, and have negotiated with Avanti to accept more Senior Debt in lieu of cash. We note that MAST and Solus not only are major holders of the Avanti junk Senior Debt, they are also among Avanti's biggest shareholders. MAST holds a 10% equity interest in Avanti, a fact that is not reflected in the Prospectus/Proxy Statement for the Proposed Merger, confusing whether MAST is acting as an equityholder or a debtholder. (We don't know why any holder of the Senior Debt would agree to accept more Avanti paper in lieu of cash, and we don't know why that decision by MAST should be acceptable to, or accepted by, the FULL Board.)

There is no disclosure about MAST's role with Avanti in general, nor its specific role in negotiating the proposed forebearance, which it supports with the Senior Debt earmarked for GECC. FULL is not disclosing important behind-the-scenes information about the discussions between MAST and Avanti nor the amended assets to be contributed to GECC.

The Special Committee negotiated for protection provisions for FULL shareholders with respect to the portfolio to be contributed by MAST. The Special Committee included a FULL shareholder protection to terminate the transaction in the event of impairment of Avanti Senior Debt, which has now occurred.

The FULL Board should exercise its right to opt out of the Merger Agreement and walk away from this impaired transaction.

This transaction is rife with conflicts of interest. Directors Stuart and Felton stand to benefit immensely from their 3-year consulting agreements with GECC, under which they are

Sims Capital Management LLC | 225 East Mason Street, Suite 802 | Milwaukee, WI 53202
(414) 765-1107 | www.simscapital.com

entitled to receive millions of dollars. Director Flynn's firm (Houlihan Lokey) has already pocketed $500,000, and stands to receive an additional $1,100,000 if the Proposed Merger succeeds.

Our primary concern---who is looking out for the FULL shareholders?

Why would the Board avoid triggering the shareholder protection that the Special Committee included in the Merger Agreement? We credit the Special Committee and Board for including that protection, but fault them for not already invoking that provision. The Special Committee secured a safety valve in case of a disaster; with the disaster in the history books, it is time for the Board and the Special Committee to protect FULL shareholders.

The Board is not operating in a vacuum. Many people are carefully scrutinizing the Board's and Special Committee's actions. The Board's duty to FULL shareholders demands that the FULL Board walk away from this impaired Proposed Merger, and pursue other options, including a liquidation/dissolution of the Fund.

Very truly yours,



Luke E. Sims, Chairman

Cc: Bulldog

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